                                          Filed Pursuant to Rule 424(b)(2)
                                          Registration No.      333-69576
                                                                333-69576-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 24, 2001)

PNC LOGO

PNC FUNDING CORP

$600,000,000
5 1/4% Subordinated Notes due 2015

UNCONDITIONALLY GUARANTEED BY

THE PNC FINANCIAL SERVICES GROUP, INC.

Interest payable May 15 and November 15

ISSUE PRICE: 99.618%

PNC Funding Corp will issue $600,000,000 aggregate initial principal amount of subordinated notes that will mature on November 15, 2015, and bear interest at 5 1/4% per annum.

Interest on the subordinated notes is payable semiannually in arrears on May 15 and November 15 of each year beginning May 15, 2004. The subordinated notes will rank equally with all other unsecured subordinated indebtedness of PNC Funding Corp. The PNC Financial Services Group, Inc. will guarantee the subordinated notes and the guarantees will rank equally with the subordinated unsecured indebtedness of The PNC Financial Services Group, Inc. The subordinated notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

The subordinated notes and the guarantees are not deposits of a bank and are not insured by the United States Federal Deposit Insurance Corporation or any other insurer or government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                       PRICE TO                UNDERWRITING            PROCEEDS
                                       PUBLIC                  DISCOUNTS               TO US
-------------------------------------
Per Note                               99.618%                 .675%                   98.943%
-------------------------------------
Total                                  $597,708,000            $4,050,000              $593,658,000
-------------------------------------

The underwriters expect to deliver the subordinated notes to purchasers in book-entry form only through The Depository Trust Company on or about November 3, 2003.

                          Joint Book-Running Managers

CITIGROUP                                                               JPMORGAN
                             ---------------------

                           PNC CAPITAL MARKETS, INC.

OCTOBER 27, 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT, OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.

                               ------------------

     THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY BE USED BY PNC CAPITAL MARKETS, INC. AND J.J.B. HILLIARD, W.L. LYONS, INC., BOTH OF WHICH ARE AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE SUBORDINATED NOTES. PNC CAPITAL MARKETS, INC., J.J.B. HILLIARD, W.L. LYONS, INC. AND OTHER AFFILIATES OF THE PNC FINANCIAL SERVICES GROUP, INC. AND PNC FUNDING CORP MAY ACT AS PRINCIPAL OR AGENT IN THOSE TRANSACTIONS. THOSE SALES WILL BE MADE AT PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.

     References to "PNC" in this prospectus supplement and in the accompanying prospectus are references to The PNC Financial Services Group, Inc. specifically or, if the context requires, to The PNC Financial Services Group, Inc. together with its subsidiaries. References to "PNC Funding" in this prospectus supplement and the accompanying prospectus are references to PNC Funding Corp, a wholly-owned indirect subsidiary of PNC, specifically; and references to "we," "us" and "our" are references to PNC and PNC Funding.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the subordinated notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     Information contained in this prospectus supplement updates and supersedes information in the accompanying prospectus.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

                   PROSPECTUS SUPPLEMENT
Where You Can Find More Information.........................   S-1
The PNC Financial Services Group, Inc. .....................   S-2
PNC Funding Corp. ..........................................   S-2
Recent Developments.........................................   S-2
Use of Proceeds.............................................   S-3
Capitalization of The PNC Financial Services Group, Inc. ...   S-4
Summary Consolidated Financial Data.........................   S-5
Certain Terms of the Subordinated Notes.....................   S-6
Certain United States Federal Income Tax Considerations.....   S-8
Underwriting................................................  S-10
Legal Opinions..............................................  S-11
Experts.....................................................  S-11

                         PROSPECTUS
About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     4
The PNC Financial Services Group, Inc. .....................     5
PNC Funding Corp............................................     5
Use of Proceeds.............................................     6
Consolidated Ratio of Earnings to Fixed Charges.............     6
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Description of Debt Securities and Guarantees...............     7
Description of Common Stock.................................    23
Description of Preferred Stock..............................    24
Description of Depositary Shares............................    29
Description of Warrants.....................................    30
Certain Tax Considerations..................................    32
Plan of Distribution........................................    32
Legal Opinions..............................................    33
Experts.....................................................    34

                      WHERE CAN YOU FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission ("SEC") a registration statement under the Securities Act of 1933, as amended, that registers, among other securities, the securities offered by this prospectus supplement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement.

     In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document or in a later filed document.

     This prospectus supplement incorporates by reference the documents listed below that PNC previously filed with the SEC. They contain important information about us.

COMPANY SEC FILINGS                                                PERIOD
-------------------                                                ------
Annual Report on Form 10-K, as amended.......   Year ended December 31, 2002
Quarterly Reports on Form 10-Q...............   Quarters ended March 31, 2003 and June 30,
                                                2003
Current Reports on Form 8-K..................   Dated: June 2, 2003, September 2, 2003,
                                                September 15, 2003, September 29, 2003,
                                                October 1, 2003, October 16, 2003

     We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus supplement and the termination of the offering of the securities. Any report, document or portion thereof that is furnished to, but not filed with, the SEC is not incorporated by reference.

     You can obtain any of the documents incorporated by reference in this prospectus supplement from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in the document. You can obtain documents incorporated by reference by requesting them from us in writing or by telephone at the following address:

                     The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
Attention: Shareholder Services
(800) 982-7652

                     THE PNC FINANCIAL SERVICES GROUP, INC.

     PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated under Pennsylvania law in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographical presence, business mix and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States, currently operating businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services. PNC provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain banking, asset management and global fund processing services internationally. At September 30, 2003, PNC's unaudited consolidated assets and deposits were $72.3 billion and $45.5 billion, respectively.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

                                PNC FUNDING CORP

     PNC Funding is a wholly owned indirect subsidiary of PNC. PNC Funding was incorporated under Pennsylvania law in 1972 and is engaged in financing the activities of PNC and its subsidiaries through the issuance of commercial paper and other debt guaranteed by PNC.

     PNC Funding's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is
(412) 762-2000.

                              RECENT DEVELOPMENTS

EARNINGS FOR QUARTER ENDED SEPTEMBER 30, 2003

     On October 16, 2003, PNC announced its unaudited financial results for the quarter ended September 30, 2003. Consolidated net income for the third quarter of 2003 was $281 million, compared with net income of $285 million for the third quarter of 2002. Return on average common shareholders' equity was 17.06 percent and return on average assets was 1.56 percent for the third quarter of 2003, compared with 17.49 percent and 1.72 percent, respectively, for the third quarter of 2002. As of September 30, 2003, PNC's borrowed funds totaled $13.9 billion, while its shareholders' equity was $6.6 billion.

     PNC's early adoption, effective July 1, 2003, of FASB Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities," had a minimal impact on net income and reduced the return on average assets for the third quarter of 2003. Also effective July 1, 2003, PNC adopted Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The adoption of this standard had no impact on net income. The FASB is continuing to evaluate the scope, requirements and implications of FIN 46 and its relationship to specific requirements of SFAS 150.

SUPERVISION AND REGULATION

     In September 2003, the Federal Reserve Bank of Cleveland and the Office of the Comptroller of the Currency ("OCC") terminated the formal written agreements entered into with PNC and PNC Bank, N.A., our principal bank subsidiary, respectively, in July 2002. These agreements had addressed issues including risk management and financial controls and were related to three transactions in 2001 that had given rise to a financial restatement in January 2002. Since entering into these agreements, we have enhanced our risk management, internal controls, governance and loan administration practices, improved our regulatory relations and improved overall credit quality, while working in conjunction with our regulators to address the various requirements set forth in the written agreements.

     These transactions and the accounting for them were also the subject of a consent order entered into between PNC and the Securities and Exchange Commission in July 2002 and a deferred prosecution agreement between a non-bank subsidiary of PNC and the U.S. Department of Justice in June 2003. Under the terms of the deferred prosecution agreement, our subsidiary established a $90 million restitution fund to satisfy claims stemming from these transactions and paid a $25 million monetary penalty to the government. Also under the deferred prosecution agreement, the Department of Justice filed a complaint against our subsidiary but will seek dismissal of that complaint after 12 months if the subsidiary complies with the agreement.

     Following announcement of the deferred prosecution agreement, Moody's Investors Service initiated a review for a possible downgrade. Moody's concluded its review on October 15, 2003 with the announcement that it had affirmed its ratings of PNC and our subsidiaries with a stable outlook.

     For a description of certain other judicial or administrative proceedings or other matters arising out of the transactions referred to above, please see our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference.

ACQUISITION OF UNITED NATIONAL BANCORP

     On August 23, 2003, PNC and its wholly owned subsidiary PNC Bancorp Inc. entered into an Agreement and Plan of Merger to acquire United National Bancorp. Under the terms of the merger agreement, United National Bancorp's shareholders are entitled to elect to receive the merger consideration in shares of PNC common stock or cash, subject to pro ration. The aggregate merger consideration is approximately 6.5 million shares of PNC common stock (subject to adjustment) and approximately $320 million in cash. United National Bancorp is a $3 billion asset bank holding company for United Trust Bank, which provides a full range of commercial and retail bank services through 45 branches in New Jersey and seven branches in Pennsylvania.

     The transaction is expected to close in the first quarter of 2004. The merger is subject to customary closing conditions, including regulatory approvals and the approval of shareholders of United National Bancorp. A special meeting of United National Bancorp shareholders is anticipated later in 2003 to approve this transaction. PNC has filed all applicable applications for approval of the merger and the bank combination with the Federal Reserve, OCC and the New Jersey Department of Banking and Insurance.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of the subordinated notes, after deducting underwriters' commissions and estimated expenses payable by PNC Funding, to be $593,343,000. We intend to use the net proceeds for general corporate purposes, which may include:

     - advances to PNC and its subsidiaries to finance their activities,

     - financing of possible future acquisitions,

     - repayment of other outstanding indebtedness, and

     - repurchases of issued and outstanding shares of common and/or preferred stock under authorized programs of PNC.

     Until we use the net proceeds from the sale of the subordinated notes for these purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. We expect that we may from time to time engage in additional financing of a character and in amounts to be determined.

                               CAPITALIZATION OF
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  (UNAUDITED)

     The following table sets forth the actual unaudited consolidated capitalization of PNC as of June 30, 2003 and as adjusted to reflect the issuance of the subordinated notes. PNC Funding's unaudited financial data and other information, including capitalization, are part of the consolidated results of PNC. This data is prepared on a basis consistent with that of PNC's audited consolidated financial statements for the year ended December 31, 2002. The following data should be read in conjunction with PNC's unaudited consolidated financial statements included in PNC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and audited consolidated financial statements incorporated by reference in PNC's Annual Report on Form 10-K for the year ended December 31, 2002.

                                                                  JUNE 30, 2003
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (DOLLARS IN MILLIONS)
Deposits....................................................  $46,694      $46,694
Subordinated debt...........................................    2,260        2,860
Short-term debt.............................................    1,051        1,051
Other borrowed funds........................................    4,592        4,592
                                                              -------      -------
Total debt (a)..............................................   54,597       55,197
                                                              -------      -------
Mandatorily redeemable capital securities of subsidiary
  trusts (b)................................................      848          848
Equity capital:
  Common stock..............................................    1,764        1,764
  Preferred stock (c).......................................       --           --
  Treasury stock............................................   (3,727)      (3,727)
  Surplus...................................................    1,100        1,100
  Retained earnings.........................................    7,360        7,360
  Other.....................................................      277          277
                                                              -------      -------
Total equity capital........................................    6,774        6,774
                                                              -------      -------
Total capitalization........................................  $62,219      $62,819
                                                              =======      =======

---------------
(a) As of September 30, 2003 total debt was $59,386 million. The increase was primarily due to the impacts of the adoption of FIN 46 and SFAS 150 of $4.9 billion and $0.8 billion, respectively.

(b) As required by SFAS 150, PNC's mandatory redeemable capital securities of subsidiary trusts (trust preferred securities) were reclassified in the third quarter of 2003 from the mezzanine section of the consolidated balance sheet of PNC to borrowed funds. Reclassification of prior period amounts was not permitted under the standard.

(c) Less than $0.5 million at June 30, 2003.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries. This financial data is derived from, should be read in conjunction with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes for the respective periods included in the documents incorporated herein by reference. See "Where You Can Find More Information" in this prospectus supplement.

                                                  SIX MONTHS ENDED
                                                      JUNE 30,
                                                     (UNAUDITED)                  YEAR ENDED DECEMBER 31,
                                                  -----------------   -----------------------------------------------
                                                   2003      2002      2002     2001(A)    2000      1999      1998
                                                  -------   -------   -------   -------   -------   -------   -------
                                                                         (DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS
  Interest income...............................  $ 1,384   $ 1,662   $ 3,172   $ 4,137   $ 4,732   $ 4,583   $ 5,024
  Interest expense..............................      360       517       975     1,875     2,568     2,239     2,536
  Net interest income...........................    1,024     1,145     2,197     2,262     2,164     2,344     2,488
  Provision for credit losses...................       93       171       309       903       136       163       225
  Noninterest income............................    1,571     1,660     3,197     2,652     2,950     2,460     2,092
  Noninterest expense...........................    1,791     1,646     3,227     3,414     3,103     2,838     2,698
  Income taxes..................................      241       329       621       187       634       586       571
  Income from continuing operations.............      446       637     1,200       377     1,214     1,202     1,080
  Income (loss) from discontinued operations
    (b).........................................       --        --       (16)        5        65        62        35
  Income before cumulative effect of accounting
    change......................................      446       637     1,184       382     1,279     1,264     1,115
  Cumulative effect of accounting change (b)....       --        --        --        (5)       --        --        --
  Net income....................................      446       637     1,184       377     1,279     1,264     1,115
PERIOD-END BALANCE SHEET DATA
  Total Assets..................................  $67,262   $66,913   $66,377   $69,638   $69,921   $69,360   $70,829
  Loans, net of unearned income.................   34,534    37,684    35,450    37,974    50,601    49,673    57,633
  Allowance for credit losses...................      673       654       673       560       598       600       678
  Shareholders' equity..........................    6,774     6,390     6,859     5,823     6,656     5,946     6,043
AVERAGE BALANCE SHEET DATA
  Total assets..................................  $65,759   $67,340   $66,589   $70,485   $69,053   $68,439   $69,715
  Earning assets................................   53,625    56,628    55,345    59,341    59,875    61,301    63,077
  Loans, net of unearned income.................   35,014    38,191    37,123    44,821    50,018    52,780    55,613
  Securities available for sale.................   13,847    11,654    11,647    10,775     6,061     6,084     6,129
  Deposits......................................   44,158    44,357    44,118    45,211    45,672    44,152    43,894
  Borrowed funds................................    8,701    12,010    10,712    13,482    13,746    15,466    17,908
  Shareholders' equity..........................    6,766     6,004     6,293     6,633     6,137     5,870     5,581
SELECTED RATIOS FROM NET INCOME
  Return on average common shareholders'
    equity......................................    13.32%    21.41%    18.83%     5.65%    21.63%    22.41%    20.81%
  Return on average assets......................     1.37      1.91      1.78       .53      1.68      1.69      1.49
  Net interest margin...........................     3.83      4.06      3.99      3.81      3.37      3.68      3.85
CREDIT QUALITY RATIOS
  Nonperforming loans to period-end loans.......      .95%      .86%      .87%      .56%      .64%      .59%      .50%
  Nonperforming assets to period-end loans,
    loans held for sale and foreclosed assets...     1.12      1.25      1.13       .93       .71       .61       .55
  As a percent of average loans
    Net charge-offs.............................      .57       .61       .60      2.12       .27       .31       .80
    Provision for credit losses.................      .54       .90       .83      2.01       .27       .31       .40
    Allowance for credit losses.................     1.92      1.71      1.81      1.25      1.20      1.14      1.22
  Allowance as a percent of period-end
    Loans.......................................     1.95      1.74      1.90      1.47      1.18      1.21      1.18
    Nonperforming loans.........................      206       201       218       265       185       206       237
RATIO OF EARNINGS TO FIXED CHARGES (C)
  Excluding interest on deposits................     5.04x     5.27x     5.21x     1.74x     2.79x     2.82x     2.42x
  Including interest on deposits................     2.64      2.68      2.67      1.28      1.69      1.76      1.63

---------------
(a) See "2001 Strategic Repositioning" in the Consolidated Balance Sheet Review portion of the Financial Review section of PNC's 2002 Annual Report to Shareholders, included as Exhibit 13 to PNC's Annual Report on Form 10-K for the year ended December 31, 2002 for further information regarding items impacting the comparability of 2001 amounts with other periods presented.

(b) Net of tax.

(c) The consolidated ratio of earnings to fixed charges has been computed by dividing income from continuing operations before taxes (which excludes the income (loss) from discontinued operations and the cumulative effect of accounting change) and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount, amortization expense and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt.

                    CERTAIN TERMS OF THE SUBORDINATED NOTES

     The subordinated notes offered by this prospectus supplement will be issued by PNC Funding under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Trustee, as supplemented by a Supplemental Indenture dated as of February 15, 1993 and a Second Supplemental Indenture dated as of February 15, 2000. References to the Indenture in this section will mean the Indenture as so supplemented. The accompanying prospectus provides a more complete description of the Indenture. The subordinated notes will be Subordinated Debt Securities, as such term is defined in the accompanying prospectus. The following description of the particular terms of the subordinated notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Debt Securities in the accompanying prospectus, to which description we refer you. The accompanying prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined.

GENERAL

     The subordinated notes issued in this offering will initially be limited to $600,000,000 aggregate principal amount. The subordinated notes will mature on November 15, 2015. The subordinated notes may not be redeemed by PNC Funding prior to their stated maturity and will not be subject to any sinking fund.

     The subordinated notes will bear interest at the rate of 5 1/4% per annum. Interest on the subordinated notes will accrue from November 3, 2003 and will be payable semiannually in arrears on May 15 and November 15 of each year (each an "interest payment date"), commencing May 15, 2004. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date shall be the period from and including the preceding interest payment date to but excluding the relevant interest payment date.

     If any of the interest payment dates or the maturity date falls on a day that is not a business day, PNC Funding will postpone the interest payment date or the maturity date to the next succeeding business day, but the payment made on such dates will be treated as being made on the date payment was first due and the holders of the subordinated notes will not be entitled to any further interest or other payments with respect to such postponements. The term "business day" means any day, other than a Saturday or Sunday, that is not a day on which banks or trust companies are generally authorized or required by law or executive order to be closed in the City of New York, New York, the City of Pittsburgh, Pennsylvania or the Commonwealth of Pennsylvania.

     The interest payable on the subordinated notes on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the subordinated notes are registered at the close of business on May 1 and November 1, whether or not a business day, immediately preceding the interest payment date. However, interest that PNC Funding pays on the maturity date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent in New York, New York or at PNC Funding's option in the event the subordinated notes are not represented by Global Notes, by check mailed to the address of the person specified for payment in the preceding sentences.

     The subordinated notes are not convertible into, or exchangeable for, equity securities of PNC or PNC Funding.

     The subordinated notes and the guarantees are not deposits of a bank and are not insured by the United States Federal Deposit Insurance Corporation or any other insurer or government agency.

SUBORDINATION

     The subordinated notes rank equally with all of PNC Funding's other unsecured subordinated indebtedness. The subordinated notes will be subordinated in right of payment to all senior indebtedness of PNC Funding and in certain events of insolvency of PNC Funding will also be effectively subordinated in right of payment to all "other company obligations" of PNC Funding as defined and described under "Description of Debt Securities and Guarantees--Subordinated Debt Securities" in the accompanying prospectus.

     At September 30, 2003, the aggregate amount of subordinated indebtedness of PNC Funding was approximately $1.44 billion, and the aggregate amount of senior indebtedness and "other company obligations" of PNC Funding was approximately $2 billion. PNC Funding has a credit agreement with Citibank, N.A. and JPMorgan Chase Bank expiring in 2005 under which PNC Funding may borrow from time to time on a revolving credit basis up to $200,000,000 of senior indebtedness. Borrowings under the credit agreement are guaranteed by PNC and would constitute senior indebtedness of PNC. There is no limitation on PNC Funding creating, incurring or issuing additional indebtedness senior to the subordinated notes or additional subordinated indebtedness.

GUARANTEES

     The subordinated notes are unconditionally guaranteed, on an unsecured subordinated basis, by PNC. The guarantees of the subordinated notes rank equally with all of PNC's other subordinated indebtedness. The guarantees will be subordinated in right of payment to all senior indebtedness of PNC and in certain events of insolvency of PNC will also be effectively subordinated in right of payment to all "other guarantor obligations" of PNC as defined and described under "Description of Debt Securities and Guarantees--Guarantees of Subordinated Debt Securities" in the accompanying prospectus. The subordinated notes are not guaranteed by the subsidiaries of PNC. The guarantees are effectively subordinated to all indebtedness and other liabilities (including trade payables and deposits) of such subsidiaries.

     At September 30, 2003, the aggregate amount of subordinated indebtedness of PNC was approximately $1.44 billion, and the aggregate amount of senior indebtedness and "other guarantor obligations" of PNC was approximately $2 billion. There is no limitation on PNC creating, incurring, issuing or guaranteeing additional indebtedness senior to the guarantees of the subordinated notes or additional subordinated indebtedness.

LIMITED RIGHT OF ACCELERATION

     Payment of the principal of the subordinated notes may be accelerated only in the case of bankruptcy or reorganization of PNC or any principal subsidiary bank. There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of interest on the subordinated notes or in the performance of any other covenant of PNC Funding or PNC in the indenture. See "Description of Debt Securities and Guarantees--Events of Default, Defaults, Waivers" in the accompanying prospectus.

FURTHER ISSUANCES

     PNC Funding may from time to time, without the consent of the holders of the subordinated notes, create and issue further subordinated notes having the same terms and conditions as the subordinated notes offered by this prospectus supplement in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the further subordinated notes or except for the first payment of interest following the issue date of the further subordinated notes). These further subordinated notes may be consolidated and form a single series with the subordinated notes.

DELIVERY AND FORM

     The subordinated notes will be represented by one or more permanent global certificates (each a "Global Note" and collectively, the "Global Notes") deposited with The Depositary Trust Company ("DTC") and registered in the name of Cede & Co. (DTC's partnership nominee). The subordinated notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated subordinated notes are issued under the limited circumstances described in the accompanying prospectus, no beneficial owner of a subordinated note shall be entitled to receive a definitive certificate representing a subordinated note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered owner of the Global Notes, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the subordinated notes for all purposes of the Indenture.

     Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC.

CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the subordinated notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

PAYMENT AND PAYING AGENTS

     JPMorgan Chase Bank will act as PNC Funding's principal paying agent with respect to the subordinated notes through its offices presently located at 4 New York Plaza, New York, New York 10004. PNC Funding may at any time rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any paying agent acts. Payments of interest and principal may be made by wire-transfer in immediately available funds in U.S. dollars for subordinated notes held in book-entry form or, at PNC Funding's option in the event the subordinated notes are not represented by Global Notes, by check mailed to the address of the person entitled to the payment as it appears in the subordinated note register. Payment of principal will be made upon the surrender of the relevant subordinated notes at the offices of the principal paying agent.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of the subordinated notes for United States holders. This discussion is a summary for general information only and does not consider all aspects of United States federal income taxation that may be relevant to an investor in light of that investor's particular circumstances. This discussion deals only with subordinated notes purchased at their original offering price and held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, referred to in this discussion as the "Code," as amended to the date of this prospectus supplement. This summary does not address all of the tax consequences that may be relevant to a holder of subordinated notes nor does it address the federal income tax consequences to holders subject to special treatment under the United States federal income tax laws, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold subordinated notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the United States dollar, investors in pass-through entities and certain United States expatriates. Further, this summary does not address the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the subordinated notes, or any state, local or foreign tax consequences of the purchase, ownership, or disposition of the subordinated notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SUBORDINATED NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

     For purposes of this discussion, the term "United States holder" means a beneficial owner of a subordinated note that for United States federal income tax purposes is

     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia,

     - an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

PAYMENTS OF INTEREST

     Stated interest paid or accrued on the subordinated notes generally will be taxable to you as ordinary income at the time the interest is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

SALE OF THE SUBORDINATED NOTES

     When you dispose of a subordinated note by sale, exchange or other taxable disposition, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest) and (ii) your tax basis in the subordinated note. Your tax basis in a subordinated note generally will equal the cost of the subordinated note. When a subordinated note is sold, exchanged, or otherwise disposed of between interest payment dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale but not yet reported as interest income must be reported as ordinary income at the time of sale.

     The gain or loss on a subordinated note generally will constitute capital gain or loss, and will be long-term capital gain or loss if you have held the subordinated note for longer than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, subordinated notes held by a non-corporate holder. Payments made on, and proceeds from the sale of, subordinated notes held by a holder may be subject to a "backup" withholding tax of up to 28% unless the holder complies with certain identification or exemption requirements.

     Any amount withheld will be allowed as a credit against the holder's United States federal income tax liability, or refunded, provided the required information is provided to the IRS.

     HOLDERS OF SUBORDINATED NOTES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF INFORMATION REPORTING AND BACKUP WITHHOLDING IN THEIR PARTICULAR SITUATIONS, THE AVAILABILITY OF AN EXEMPTION THEREFROM, AND THE PROCEDURE FOR OBTAINING SUCH AN EXEMPTION, IF AVAILABLE.

                                  UNDERWRITING

     Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of subordinated notes set forth opposite the underwriter's name.

                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                        OF NOTES
-----------                                                    ----------------
Citigroup Global Markets Inc. ..............................     $270,000,000
J.P. Morgan Securities Inc. ................................      270,000,000
PNC Capital Markets, Inc. ..................................       60,000,000
                                                                 ------------
     Total..................................................     $600,000,000
                                                                 ============

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters are obligated to purchase all of the subordinated notes if they purchase any of the subordinated notes.

     The underwriters propose to offer some of the subordinated notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and some of the subordinated notes to dealers at the public offering price less a concession not to exceed .400% of the principal amount of the subordinated notes. The underwriters may allow, and these dealers may reallow, a concession not to exceed .250% of the principal amount of the sales to other dealers. After the initial public offering of the senior notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by PNC Funding in connection with the offering:

                                                               PER NOTE     TOTAL
                                                               --------   ----------
Underwriting Discount.......................................     .675%    $4,050,000

     The subordinated notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the subordinated notes, but are not obligated to do so, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the subordinated notes.

     In connection with the offering, the underwriters, may purchase and sell subordinated notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of subordinated notes in excess of the principal amount of subordinated notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the subordinated notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of subordinated notes made for the purpose of preventing or retarding a decline in the market price of the subordinated notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase subordinated notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the subordinated notes. They may also cause the price of the subordinated notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     The underwriters and their respective associates and affiliates may be customers of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for us and our subsidiaries in the ordinary course of business. PNC Capital Markets, Inc., one of our indirect wholly-owned subsidiaries, is acting as one of the underwriters. When a member of the National Association of Securities Dealers, Inc. ("NASD"), such as PNC Capital Markets, Inc., participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of the NASD's Conduct Rule 2720. We are considered to be an "affiliate" (as such term is defined in Rule 2720) of PNC Capital Markets, Inc. Our offer and sale of the subordinated notes will comply with the applicable requirements of Rule 2720 regarding the underwriting of securities of affiliates. No NASD member participating in the offering of the subordinated notes will execute a transaction in such subordinated notes in a discretionary account without the prior written specific approval of the member's customer. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the trustee under the Indenture.

     This prospectus supplement and the accompanying prospectus may be used by PNC Capital Markets, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. in connection with offers and sales related to secondary market transactions in the subordinated notes. PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and affiliates of PNC and PNC Funding may act as principal or agent in those transactions. Those sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The underwriting agreement provides that PNC Funding and PNC will jointly and severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make because of any of those liabilities.

     We estimate that the total expenses for this offering payable by us will be $315,000.

     It is expected that delivery of the subordinated notes will be made against payment therefor on or about November 3, 2003, which is the fifth business day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of subordinated notes should note that the ability to settle secondary market trades of the subordinated notes executed on the date of pricing and the next business day may be affected by the T+5 settlement.

     J.P. Morgan Securities Inc. ("JPMorgan") will make the subordinated notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the subordinated notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                 LEGAL OPINIONS

     The legal opinion required to be furnished by PNC Funding and PNC pursuant to the underwriting agreement, dated the date of this prospectus supplement, among PNC Funding, PNC and the underwriters will be rendered by Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC. Mr. Moore beneficially owns or has rights to acquire, an aggregate of less than 1% of the outstanding common shares of PNC.

     The underwriters are represented by Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019. Only Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC, is passing on matters of Pennsylvania law.

                                    EXPERTS

     The consolidated financial statements of PNC as of December 31, 2002, and for the one-year period ended December 31, 2002, incorporated into this prospectus supplement by reference from PNC's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for goodwill and other intangible assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of PNC as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in PNC's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and are incorporated by reference in this prospectus supplement. Such consolidated financial statements are incorporated by reference in this prospectus supplement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                                                      [PNC LOGO]

                                 $4,297,000,000

                     THE PNC FINANCIAL SERVICES GROUP, INC.
              COMMON STOCK, PREFERRED STOCK, WARRANTS, GUARANTEES
                             AND DEPOSITARY SHARES

                                PNC FUNDING CORP
                          DEBT SECURITIES AND WARRANTS

     We may offer, in one or more offerings, debt securities, common stock, preferred stock, warrants, guarantees and depositary shares having an aggregate initial public offering price of up to $4,297,000,000. We may also issue common stock, preferred stock or debt securities upon the conversion, exchange or exercise of certain of the securities listed above. When we decide to sell a particular series of securities, we will prepare a prospectus supplement describing those securities and our plan of distribution. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

     The common stock of The PNC Financial Services Group, Inc. is listed on the New York Stock Exchange under the symbol "PNC."

     These securities are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any other insurer or governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 24, 2001.

                               TABLE OF CONTENTS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     4
The PNC Financial Services Group, Inc.......................     5
PNC Funding Corp............................................     5
Use of Proceeds.............................................     6
Consolidated Ratio of Earnings to Fixed Charges.............     6
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Description of Debt Securities and Guarantees...............     7
Description of Common Stock.................................    23
Description of Preferred Stock..............................    24
Description of Depositary Shares............................    29
Description of Warrants.....................................    30
Certain Tax Considerations..................................    32
Plan of Distribution........................................    32
Legal Opinions..............................................    33
Experts.....................................................    34

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $4,297,000,000 or the equivalent of this amount in foreign currencies, foreign currency units or composite currencies. We may sell these securities either separately or in units. We also may issue common stock, preferred stock or debt securities upon the conversion, exchange or exercise of certain of the securities described in this prospectus.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

     Following the initial distribution of an offering of securities, PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and other affiliates of ours may offer and sell those securities in secondary market transactions. PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and other affiliates of ours may act as a principal or agent in these transactions. This prospectus and the applicable prospectus supplement will also be used in connection with these transactions. Sales in any of these transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement, and, if given or made, such information or representation must not be relied upon as having been authorized. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in the accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or the accompanying prospectus supplement, nor any sale made hereunder and thereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus to the accompanying prospectus supplement is correct as of any time subsequent to the date of such information.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

     In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents and information and the registration statement at the following locations of the SEC:

     - Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459,

     - Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and

     - Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock and certain series of our preferred stock are listed on the New York Stock Exchange.

     The SEC allows us to "incorporate by reference" into this prospectus the information PNC files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that PNC files later with the SEC will automatically update information in this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or any prospectus supplement. This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have completed our offering of the securities to be issued under the registration statement or, if later, until the date on which any of our affiliates cease offering and selling these securities:

     - The PNC Financial Services Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000,

     - The PNC Financial Services Group, Inc.'s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001,

     - The PNC Financial Services Group, Inc.'s Current Report on Form 8-K that was filed on August 1, 2001, and

     - The description of The PNC Financial Services Group, Inc.'s common stock and certain series of preferred stock contained in the Forms 8-A that were filed on May 23, 2000 and September 24, 1987.

     You may obtain these documents from us without charge by requesting them in writing, by email or by telephone at the following address:

                                 Lynn Fox Evans
                        Director of Financial Reporting
                     The PNC Financial Services Group, Inc.
                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-1553
                          financial.reporting@pnc.com

                           FORWARD-LOOKING STATEMENTS

     This prospectus, the accompanying prospectus supplements and the information incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act with respect to the outlook or expectations for our earnings, revenues, asset quality, share repurchases, and other future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "outlook," "forecast," "estimate," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outcome," "continue," "remain," "maintain," "seek," "strive," "trend" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. We caution you that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in PNC's SEC reports, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

     - adjustments to recorded results of the sale of PNC's residential mortgage banking business after final settlement is completed,

     - changes in economic or industry conditions, the interest rate environment or financial and capital markets, which could result in: a deterioration in credit quality and increased credit losses; an adverse effect on the allowance for loan losses; a reduction in demand for credit or fee-based products and services, net interest income, value of assets under management and assets serviced, value of debt and equity investments, or value of on-balance sheet and off-balance-sheet assets; or changes in the availability and terms of funding necessary to meet PNC's liquidity needs,

     - relative investment performance of assets under management,

     - the introduction, withdrawal, success and timing of business initiatives and strategies, decisions regarding further reductions in balance sheet leverage, and PNC's inability to realize cost savings or revenue enhancements, implement integration plans and other consequences of mergers, acquisitions, restructurings and divestitures,

     - customer borrowing, repayment, investment and deposit practices and their acceptance of PNC's products and services,

     - the impact of increased competition,

     - the means PNC chooses to redeploy available capital, including the extent and timing of any share repurchases and investments in PNC businesses,

     - the inability to manage risks inherent in PNC's business,

     - the unfavorable resolution of legal proceedings,

     - the denial of insurance coverage for claims made by PNC,

     - an increase in the number of customer or counterparty delinquencies, bankruptcies or defaults that could result in, among other things, increased credit and asset quality risk, a higher loan loss provision and reduced profitability,

     - the impact, extent and timing of technological changes, and

     - actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

                     THE PNC FINANCIAL SERVICES GROUP, INC.

     In this prospectus, we use "PNC" to refer to The PNC Financial Services Group, Inc. specifically or, if the context requires, to The PNC Financial Services Group, Inc. together with its subsidiaries; "PNC Funding" to refer to PNC Funding Corp specifically; and "we" or "us" to refer collectively to PNC and PNC Funding.

     PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated under Pennsylvania law in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence, business mix and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services organizations in the United States, currently operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. PNC provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain asset management and global fund services internationally. At June 30, 2001, PNC's consolidated assets, deposits, and shareholders' equity were $70.0 billion, $45.8 billion, and $6.7 billion, respectively.

     PNC's principal executive offices are located at:

                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-2000

                                PNC FUNDING CORP

     PNC Funding is a wholly owned indirect subsidiary of PNC. PNC Funding was incorporated under Pennsylvania law in 1972 and is engaged in financing the activities of PNC and its subsidiaries through the issuance of commercial paper and other debt guaranteed by PNC.

     PNC Funding's principal executive offices are located at:

                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-2000

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable prospectus supplement, we will apply the net proceeds from the sale of the securities for general corporate purposes, including:

     - advances to PNC (in the case of PNC Funding) and subsidiaries of PNC (including its bank subsidiaries),

     - financing of possible future acquisitions,

     - repayment of outstanding indebtedness, and

     - repurchases of issued and outstanding shares of common and/or preferred stock under authorized programs of PNC.

     The amount and timing of advances to PNC and its subsidiaries will depend on the future growth and financing requirements of PNC and its subsidiaries. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce borrowed funds. In view of anticipated funding requirements, we may from time to time engage in additional financings of a character and in amounts to be determined.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following unaudited table presents our consolidated ratio of earnings to fixed charges. The consolidated ratio of earnings to fixed charges was computed by dividing income from continuing operations before income taxes (which excludes the income from discontinued operations and the cumulative effect of changes in accounting principles) and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt. Because PNC Funding is a provider of funds to PNC and its subsidiaries, fixed charges ratios are presented on a consolidated basis.

                                                                      YEAR ENDED DECEMBER 31,
                                              {SIX MONTHS ENDED   --------------------------------
                                                JUNE 30, 2001     2000   1999   1998   1997   1996
                                              -----------------   ----   ----   ----   ----   ----
Excluding interest on deposits..............        2.85x         2.79x  2.82x  2.42x  2.48x  2.50x
Including interest on deposits..............        1.71          1.69   1.76   1.63   1.63   1.62

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following unaudited table presents our consolidated ratio of earnings to combined fixed charges and preferred stock dividends. The consolidated ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing income from continuing operations before income taxes (which excludes the income from discontinued operations and the cumulative effect of changes in accounting principles) and fixed charges and preferred stock dividends by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt.

                                                                       YEAR ENDED DECEMBER 31,
                                              {SIX MONTHS ENDED}   --------------------------------
                                                JUNE 30, 2001      2000   1999   1998   1997   1996
                                              ------------------   ----   ----   ----   ----   ----
Excluding interest on deposits..............         2.80x         2.74x  2.77x  2.39x  2.44x  2.49x
Including interest on deposits..............         1.71          1.68   1.75   1.62   1.62   1.62

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     This section describes the general terms and provisions of the debt securities that PNC Funding may offer, and the guarantees of those debt securities by PNC. The debt securities may be either senior debt securities or subordinated debt securities. The prospectus supplement will describe the specific terms of the debt securities and guarantees offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities and guarantees.

     The debt securities will be issued under an indenture, dated as of December 1, 1991, as amended by a supplemental indenture dated as of February 15, 1993 and a second supplemental indenture dated as of February 15, 2000 (as amended, the "indenture"), a copy of which has been filed with the SEC. The Chase Manhattan Bank, formerly known as Chemical Bank and as successor by merger to Manufacturers Hanover Trust Company, is the trustee under the indenture, unless a different trustee for a series of debt securities is named in the prospectus supplement. For each series of debt securities, a supplemental indenture may be entered into among PNC Funding, PNC and The Chase Manhattan Bank or such other trustee as may be named in the prospectus supplement relating to that series of debt securities.

     We have summarized the material terms and provisions of the indenture in this section. We encourage you to read the indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

DEBT SECURITIES IN GENERAL

     The debt securities will be unsecured obligations of PNC Funding.

     The indenture does not limit the amount of debt securities that we may issue from time to time in one or more series. (Section 3.01) The indenture provides that debt securities may be issued up to the principal amount authorized by us from time to time. (Section 3.01) Unless otherwise specified in the prospectus supplement for a particular series of debt securities, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

     We will specify in the prospectus supplement relating to a particular series of debt securities being offered the terms relating to the offering. The terms may include:

     - the title and type of the debt securities,

     - the aggregate principal amount of the debt securities,

     - the purchase price of the debt securities,

     - the date or dates on which debt securities may be issued,

     - the date or dates on which the principal of and premium on the debt securities will be payable,

     - if the debt securities will be interest bearing:

     - the interest rate on the debt securities or the method by which the interest rate may be determined,

     - the date from which interest will accrue,

     - the record and interest payment dates for the debt securities,

     - the first interest payment date,

     - any circumstances under which we may defer interest payments,

     - the place or places where the principal of, and premium and interest on, the debt securities will be payable,

     - any optional redemption provisions that would permit us or the holders of debt securities to redeem the debt securities before their final maturity,

     - any sinking fund provisions that would obligate us to redeem the debt securities before their final maturity,

     - the denominations in which the debt securities shall be issued, if issued in denominations other than $1,000 and any integral multiple thereof,

     - the portion of the principal amount of the debt securities that will be payable upon an acceleration of the maturity of the debt securities,

     - whether payment of the principal of, premium, and interest on, the debt securities will be with or without deduction for taxes, assessments or governmental charges, and with or without reimbursement of taxes, assessments or governmental charges paid by holders,

     - any events of default which will apply to the debt securities that differ from those contained in the indenture,

     - whether the debt securities will be issued in registered form or in bearer form, or in both registered form and bearer form,

     - the currency or currencies in which the debt securities will be denominated, payable, redeemable or repurchaseable,

     - whether the debt securities of such series will be issued as a global security and, if so, the identity of the depositary for such series,

     - any trustees, paying agents, transfer agents or registrars for the debt securities,

     - any special federal income tax considerations applicable to the debt securities, and

     - any other terms of such debt securities.

     We intend for any subordinated debt securities offered to be included as regulatory capital under Federal Reserve Board interpretations. As a result, these debt securities will contain subordination and acceleration provisions different from, and covenants more limited than those in, certain prior issuances of PNC Funding's subordinated debt securities.

     If any of the debt securities are sold for, or if the principal of or any interest on any series of debt securities is payable in, foreign currencies or foreign currency units, the relevant restrictions, elections, tax consequences, specific terms and other information will be set forth in the prospectus supplement.

     Although the indenture provides that we may issue debt securities in registered form, with or without coupons, or in bearer form, each series of debt securities will be issued in fully registered form unless the prospectus supplement provides otherwise. Debt securities that are not registered as to interest will have coupons attached, unless issued as original issue discount securities.

     The principal of, and premium and interest on, fully registered securities will be payable at the place of payment designated for such securities and stated in the prospectus supplement. PNC Funding also has the right to make interest payments by check mailed to the holder at the holder's registered address. The principal of, and premium, if any, and interest on any debt securities in other forms will be payable in the manner and at the place or places as may be designated by PNC Funding and specified in the prospectus supplement. (Sections 3.01 and 5.01)

     You may exchange or transfer the debt securities at the corporate trust office of the trustee for the series of debt securities or at any other office or agency maintained by us for those purposes. You may transfer bearer debt securities by delivery. We will not require payment of a service charge for any transfer or exchange of the debt securities, but PNC Funding may require payment of a sum sufficient to cover any applicable tax or other governmental charge. (Section 3.05)

     Unless the prospectus supplement provides otherwise, each series of the debt securities will be issued only in denominations of $1,000 or any integral multiple thereof and payable in dollars. (Section 3.02) Under the indenture, however, debt securities may be issued in any denomination and payable in a foreign currency or currency unit. (Section 3.01)

     We may issue debt securities with "original issue discount." Original issue discount debt securities bear no interest or bear interest at below-market rates and will be sold below their stated principal amount. The prospectus supplement will describe any special federal income tax consequences and other special considerations applicable to any securities issued with original issue discount.

SENIOR DEBT SECURITIES

     The senior debt securities will rank equally with all senior indebtedness of PNC Funding. At August 31, 2001, the outstanding senior indebtedness of PNC Funding was approximately $1.80 billion.

     "Senior indebtedness of PNC Funding" means the principal of, and premium and interest on, (i) all "indebtedness for money borrowed" of PNC Funding whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness. The following indebtedness of PNC Funding, however, is not considered to be senior indebtedness of PNC Funding:

     - 6 7/8% Subordinated Notes Due 2003,

     - 6 1/8% Subordinated Notes Due 2003,

     - 7 3/4% Subordinated Notes Due 2004,

     - 6 7/8% Subordinated Notes Due 2007,

     - 6 1/2% Subordinated Notes Due 2008,

     - 6 1/8% Subordinated Notes Due 2009, and

     - 7.50% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means:

     - any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

     - any capitalized lease obligation, and

     - any deferred obligation for payment of the purchase price of any property or assets. (Section 1.01)

     Senior indebtedness of PNC Funding includes any borrowings under the $485 Million Credit Facility under an Amended and Restated Credit Agreement dated as of March 18, 1996, as amended, (the "$485 Million Credit Facility"), and outstanding commercial paper issued by PNC Funding. No amounts are currently outstanding under the $485 Million Credit Facility. There is no limitation on the issuance of additional senior indebtedness of PNC Funding.

SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated in right of payment to all senior indebtedness of PNC Funding. (Section 12.01) In certain events of insolvency of PNC Funding, the subordinated debt securities will also be effectively subordinated in right of payment to all "other company obligations" and will be subject to an obligation of PNC Funding to pay any "excess proceeds" (as defined in the indenture) to creditors in respect of any unpaid "other company obligations." (Section 12.13).

     "Other company obligations" means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. (Section 1.01) At August 31, 2001, there were no "other company obligations" of PNC Funding.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC Funding, PNC Funding must pay to the holders of all senior indebtedness of PNC Funding the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC Funding has made those payments on the senior indebtedness:

     - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other company obligations" have not received their full payments, then

     - PNC Funding shall first use such excess proceeds to pay in full all such "other company obligations" before PNC Funding makes any payment in respect of the subordinated debt securities. (Section 12.02)

     In addition, PNC Funding may not make any payment on the subordinated debt securities in the event:

     - PNC Funding has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC Funding, or

     - any event of default with respect to any senior indebtedness of PNC Funding has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities. (Section 12.03)

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of the subordinated debt securities may recover less, ratably, than holders of senior indebtedness of PNC Funding and "other company obligations" and other creditors of PNC Funding. (Sections 12.01, 12.02, 12.03, and 12.13)

     PNC Funding's obligations under the subordinated debt securities will rank equally in right of payment with each other, subject to the obligations of the holders of subordinated debt securities to pay over any excess proceeds to creditors in respect of "other company obligations" as provided in the indenture. (Section 12.13)

GUARANTEES IN GENERAL

     PNC will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the debt securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. (Section 3.12)

     PNC is a holding company that conducts substantially all its operations through subsidiaries. As a result, claims of the holders of the guarantees will generally have a junior position to claims of creditors of PNC's subsidiaries (including, in the case of any bank subsidiary, its depositors), except to the extent that PNC may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory and other limitations on the payment of dividends and on loans and other transfers of funds to PNC by its bank subsidiaries.

GUARANTEES OF SENIOR DEBT SECURITIES

     The guarantees of senior debt securities will rank equally with all senior indebtedness of PNC (defined in the indenture as "senior guarantor indebtedness"). (Section 12.04) At August 31, 2001, the outstanding senior indebtedness of PNC was approximately $1.80 billion, which as of that date consisted entirely of the guarantee of senior indebtedness of PNC Funding.

     "Senior indebtedness of PNC" means the principal of, and premium, if any, and interest on, (i) all "indebtedness for money borrowed" of PNC, whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness of PNC. (Section 1.01) The following indebtedness of PNC is, however, not considered to be senior indebtedness of PNC:

     - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008, and

     - PNC's guarantee of the following indebtedness of PNC Funding:

       - 6 7/8% Subordinated Notes Due 2003,

       - 6 1/8% Subordinated Notes Due 2003,

       - 7 3/4%, Subordinated Notes Due 2004,

       - 6 7/8% Subordinated Notes Due 2007,

       - 6 1/2% Subordinated Notes Due 2008,

       - 6 1/8% Subordinated Notes Due 2009, and

       - 7.50% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means

     - any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

     - any capitalized lease obligation, and

     - any deferred obligation for payment of the purchase price of any property or assets. (Section 1.01)

     "Senior indebtedness of PNC" includes PNC's guarantee of the following senior notes of PNC Funding:

     - 6.95% Notes Due 2002,

     - Floating Rate Senior Notes Due 2003,

     - 7.00% Notes Due 2004, and

     - 5.75% Senior Notes Due 2006.

     "Senior indebtedness of PNC" also includes PNC's guarantee of any borrowings under the $485 Million Credit Facility and of any outstanding commercial paper issued by PNC Funding. There is no limitation under the indenture on the issuance of additional senior indebtedness of PNC.

GUARANTEES OF SUBORDINATED DEBT SECURITIES

     The guarantees of the subordinated debt securities ("subordinated guarantees") will be subordinated in right of payment to all senior indebtedness of PNC. (Section 12.04) In certain events of insolvency of PNC, the subordinated guarantees will also be effectively subordinated in right of payment to all "other guarantor obligations" (as defined in the indenture). (Section 12.05) "Other guarantor obligations" means obligations of PNC associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC. (Section 1.01) At August 31, 2001, there were no "other guarantor obligations" of PNC.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC, PNC must pay to the holders of all senior indebtedness of PNC the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC has made those payments on the senior indebtedness:

     - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other guarantor obligations" have not received their full payments, then

     - PNC shall first use such excess proceeds to pay in full all such "other guarantor obligations" before PNC makes any payment in respect of the subordinated debt securities. (Section 12.05)

     In addition, PNC may not make any payment on the subordinated debt securities in the event:

     - PNC has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC, or

     - any event of default with respect to any senior indebtedness of PNC has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities. (Section 12.06)

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of subordinated guarantees of PNC may recover less, ratably, than holders of senior indebtedness of PNC, "other guarantor obligations" and existing guarantor subordinated indebtedness (as defined in the indenture) and other creditors of PNC. (Section 3.12, 12.04, 12.05, 12.06 and 12.14)

     As defined in the indenture, the "existing guarantor subordinated indebtedness" currently consists of PNC's 8 1/4% Convertible Subordinated Debentures Due 2008. At August 31, 2001, $189,000 in principal amount of those subordinated debentures was outstanding.

     As provided in the indenture, in the event of insolvency of PNC, the holders of the subordinated guarantees are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid "other guarantor obligations" (as defined in the indenture).

     The subordinated guarantees will also rank equally in right of payment with PNC's guarantee of the following subordinated notes of PNC Funding:

     - 6 7/8% Subordinated Notes Due 2003,

     - 6 1/8% Subordinated Notes Due 2003,

     - 7 3/4% Subordinated Notes Due 2004,

     - 6 7/8% Subordinated Notes Due 2007,

     - 6 1/2% Subordinated Notes Due 2008,

     - 6 1/8% Subordinated Notes Due 2009, and

     - 7.50% Subordinated Notes Due 2009.

     As with holders of the subordinated guarantees, the holders of the foregoing guarantees of the subordinated notes of PNC Funding are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid "other guarantor obligations." Therefore, in the event of insolvency of PNC, holders of the subordinated guarantees will recover the same, ratably, as holders of PNC's guarantees of such subordinated notes of PNC Funding.

EFFECT OF SUBORDINATION PROVISIONS

     By reason of the subordination provisions described above and as described more fully in the applicable prospectus supplement, in the event of insolvency of PNC Funding, holders of subordinated notes may recover less, ratably, than holders of senior indebtedness of PNC Funding and "other company obligations." Holders of subordinated notes may also recover less, ratably, than other creditors of PNC Funding. Similarly, holders of subordinated guarantees may recover less, ratably, than holders of senior indebtedness of PNC and "other guarantor obligations," and may also recover less, ratably, than holders of "existing guarantor subordinated indebtedness" and other creditors of PNC.

CERTAIN COVENANTS

     The indenture contains certain covenants that impose various restrictions on us and, as a result, afford the holders of debt securities certain protections. Although statements have been included in this prospectus as to the general purpose and effect of the covenants, investors must review the full text of the covenants to be able to evaluate meaningfully the covenants.

  Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank

     The covenant described below is designed to ensure that, for so long as any senior debt securities are issued and outstanding, PNC will continue directly or indirectly to own and thus serve as the holding company for its "principal subsidiary banks." When we use the term "principal subsidiary banks," we mean each of:

     - PNC Bank, National Association ("PNC Bank"),

     - any other subsidiary bank the consolidated assets of which constitute 20% or more of the consolidated assets of PNC and its subsidiaries,

     - any other subsidiary bank designated as a principal subsidiary bank by the board of directors of PNC, or

     - any subsidiary that owns any voting shares or certain rights to acquire voting shares of any principal subsidiary bank, and their respective successors, provided any such successor is a subsidiary bank or a subsidiary, as appropriate.

     As of the date hereof, our only principal subsidiary banks are PNC Bank and its parent, PNC Bancorp, Inc.

     The indenture prohibits PNC, unless debtholder consent is obtained from the holders of senior debt securities, from:

     - selling or otherwise disposing of, and permitting a principal subsidiary bank to issue, voting shares or certain rights to acquire voting shares of a principal subsidiary bank,

     - permitting the merger or consolidation of a principal subsidiary bank with or into any other corporation, or

     - permitting the sale or other disposition of all or substantially all the assets of any principal subsidiary bank,

if, after giving effect to any one of such transactions and the issuance of the maximum number of voting shares issuable upon the exercise of all such rights to acquire voting shares of a principal subsidiary bank, PNC would own directly or indirectly less than 80% of the voting shares of such principal subsidiary bank. These restrictions do not apply to:

       - transactions required by any law, or any regulation or order of any governmental authority,

       - transactions required as a condition imposed by any governmental authority to the acquisition by PNC, directly or indirectly, or any other corporation or entity if thereafter,

         - PNC would own at least 80% of the voting shares of the other corporation or entity,

         - the consolidated banking assets of PNC would be at least equal to those prior thereto, and

         - the board of directors of PNC shall have designated the other corporation or entity a principal subsidiary bank,

       - transactions that do not reduce the percentage of voting shares of such principal subsidiary bank owned directly or indirectly by PNC, and

       - transactions where the proceeds are invested within 180 days after such transaction in any one or more subsidiary banks.

     The indenture, however, does permit the following:

     - the merger of a principal subsidiary bank with and into a principal subsidiary bank or PNC,

     - the consolidation of principal subsidiary banks into a principal subsidiary bank or PNC, or

     - the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank to another principal subsidiary bank or PNC,

if, in any such case in which the surviving, resulting or acquiring entity is not PNC, PNC would own, directly or indirectly, at least 80% of the voting shares of the principal subsidiary bank surviving such merger, resulting from such consolidation or acquiring such assets. (Section 5.06)

  Ownership of PNC Funding

     The indenture contains a covenant that, so long as any of the debt securities are outstanding, PNC will continue to own, directly or indirectly, all of the outstanding voting shares of PNC Funding. (Section 5.07)

  Restriction on Liens

     The purpose of the restriction on liens covenant is to preserve PNC's direct or indirect interest in voting shares of principal subsidiary banks free of security interests of other creditors. The covenant permits certain specified liens and liens where the senior debt securities are equally secured. The indenture prohibits PNC and its subsidiaries from creating or permitting any liens (other than certain tax and judgment liens) upon voting shares of any principal subsidiary bank to secure indebtedness for borrowed money unless the senior debt securities are equally and ratably secured. Notwithstanding this prohibition, PNC may create or permit the following:

     - purchase money liens and liens on voting shares of any principal subsidiary bank existing at the time such voting shares are acquired or created within 120 days thereafter,

     - the acquisition of any voting shares of any principal subsidiary bank subject to liens at the time of acquisition or the assumption of obligations secured by a lien on such voting shares,

     - under certain circumstances, renewals, extensions or refunding of the liens described in the two preceding bullets, and

     - liens to secure loans or other extensions of credit under Section 23A of the Federal Reserve Act or any successor or similar federal law or regulation. (Section 5.08)

  Consolidation or Merger

     The covenant described below protects the holders of debt securities upon certain transactions involving PNC Funding or PNC by requiring any successor to PNC Funding or PNC to assume the predecessor's obligations under the indenture. In addition, the covenant prohibits such transactions if they would result in an event of default, a default or an event which could become an event of default or a default under the indenture. PNC Funding or PNC may consolidate with, merge into, or transfer substantially all of its properties to, any other corporation organized under the laws of any domestic jurisdiction, if:

     - the successor corporation assumes all obligations of PNC Funding or PNC, as the case may be, under the debt securities and the guarantees and under the indenture,

     - immediately after the transaction, no event of default or default, and no event which, after notice or lapse of time, would become an event of default or default, exists, and

     - certain other conditions are met. (Sections 10.01 and 10.03)

     The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction.

MODIFICATION AND WAIVER

     We and the trustee may modify the indenture with the consent of the holders of the majority in aggregate principal amount of outstanding debt securities of each series affected by the modification. The following modifications and amendments, however, will not be effective against any holder without the holder's consent:

     - change the stated maturity of any payment of principal or interest,

     - reduce the principal amount of, or the premium, if any, or the interest on such debt security,

     - reduce the portion of the principal amount of an original issue discount debt security, payable upon acceleration of the maturity of that debt security,

     - change the place or places where, or the currency in which, any debt security or any premium or interest is payable,

     - impair the right of the holder to institute suit for the enforcement of any payment on or with respect to any debt security,

     - reduce the percentage in principal amount of debt securities necessary to modify the indenture or the percentage in principal amount of outstanding debt securities necessary to waive compliance with conditions and defaults under the indenture, or

     - modify or affect the terms and conditions of the guarantees in any manner adverse to the holder. (Section 9.02)

     We and the trustee may modify and amend the indenture without the consent of any holder of debt securities for any of the following purposes:

     - to evidence the succession of another corporation to PNC Funding or PNC,

     - to provide for the acceptance of appointment of a successor trustee,

     - to add to the covenants of PNC Funding or PNC for the benefit of the holders of debt securities,

     - to cure any ambiguity, defect or inconsistency in the indenture, if such action does not adversely affect the holders of debt securities in any material respect,

     - to secure the debt securities under applicable provisions of the indenture,

     - to establish the form or terms of debt securities,

     - to permit the payment in the United States of principal, premium or interest on unregistered securities, or

     - to provide for the issuance of uncertificated debt securities in place of certificated debt securities. (Section 9.01)

     In addition, the holders of a majority in principal amount of outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance with certain covenants, including those described under the captions above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank," "Ownership of PNC Funding" and "Restriction on Liens." (Section 5.09) No waiver by the holders of any series of subordinated debt securities is required with respect to the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank." (Section 5.10) Covenants concerning the payment of principal, premium, if any, and interest on the debt securities, compliance with the terms of the indenture, maintenance of an agency, and certain monies held in trust may only be waived pursuant to a supplemental indenture executed with the consent of each affected holder of debt securities. The covenant concerning certain reports required by federal law may not be waived.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS

     The indenture defines an event of default with respect to any series of senior debt securities as being any one of the following events unless such event is specifically deleted or modified in connection with the establishment of the debt securities of a particular series:

     - failure to pay interest on such series for 30 days after the payment is due,

     - failure to pay the principal of or premium, if any, on such series when due,

     - failure to deposit any sinking fund payment with respect to such series when due,

     - failure to perform any other covenant or warranty in the indenture that applies to such series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture,

     - the occurrence of certain events relating to bankruptcy, insolvency or reorganization of either of us or any principal subsidiary bank, or

     - any other event of default specified in the supplemental indenture under which such senior debt securities are issued or in the form of security for such securities. (Section 7.01(a))

     The indenture defines an event of default with respect to any series of subordinated debt securities as certain events involving the bankruptcy or reorganization of PNC or any principal subsidiary bank, or any other event of default specified in the supplemental indenture under which such subordinated debt securities are issued or in the form of securities for such series. (Section 7.01(b)) There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of principal, interest, premium, if any, or any sinking fund payment with respect to a series of subordinated debt securities or in the case of a default in the performance of any other covenant of PNC

Funding or PNC in the indenture. Accordingly, payment of principal of any series of subordinated debt may be accelerated only in the case of the bankruptcy or reorganization of PNC or any principal subsidiary bank.

     If an event of default occurs and is continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of such series (or if debt securities of that series are original issue discount securities, a specified amount of the principal) to be due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and waive certain defaults. Prior to any declaration of acceleration, the holders of a majority in principal amount of the outstanding debt securities of the applicable series may waive any past default or event of default, except a payment default, or a past default or event of default in respect of a covenant or provision of the indenture which cannot be modified without the consent of the holder of each outstanding debt security affected. (Sections 7.02, 7.08 and 7.13)

     The indenture defines a default with respect to any series of subordinated debt securities as being any one of the following events unless such event is specifically deleted or modified in connection with the establishment of the debt securities of a particular series:

     - failure to pay interest on such series for 30 days after the payment is due,

     - failure to pay the principal of or premium, if any, on such series when due,

     - failure to perform any other covenant or warranty in the indenture that applies to such series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture,

     - any other event of default specified in the supplemental indenture under which such subordinated debt securities are issued or in the form of security for such securities, or

     - events involving the bankruptcy, insolvency or reorganization of PNC Funding. (Section 7.01(c))

     A breach of the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank" will not result in a default with respect to any series of subordinated debt securities. (Sections 7.01(b) and (c))

     Other than its duties in the case of an event of default or a default, the trustee is not obligated to exercise any of the rights or powers in the indenture at the request or direction of holders of debt securities unless such holders offer the trustee reasonable security or indemnity. If reasonable indemnification is provided, then, subject to the other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to debt securities of such series. (Sections 8.03 and 7.12)

     The indenture provides that if default is made on payment of interest and continues for a 30 day period or if default is made on payment of principal of any debt security of any series, PNC Funding will, upon demand of the trustee, pay to it, for the benefit of the holder of any such debt security, the whole amount then due and payable on such debt security for principal and interest. The indenture further provides that if PNC Funding fails to pay such amount immediately upon such demand, the trustee may, among other things, institute a judicial proceeding for its collection. (Section 7.03)

     The indenture requires us to furnish annually to the trustee certificates as to the absence of any default under the indenture. The trustee may withhold notice to the holders of debt securities of any default (except in payment of principal, premium, if any, interest or sinking fund installment) if the trustee determines that the withholding of the notice is in the interest of those holders. (Sections 5.04 and 8.02)

     The holder of any debt security of any series may institute any proceeding with respect to the indenture or for any remedy thereunder if:

     - a holder previously has given the trustee written notice of a continuing event of default or default with respect to debt securities of that series,

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made a written request, and offered reasonable indemnity, to the trustee to institute such proceeding,

     - the trustee has not received directions inconsistent with such request from the holders of a majority in principal amount of the outstanding debt securities of that series, and

     - the trustee has not started such proceeding within 60 days after receiving the request. (Section 7.07)

     The holder of any debt security will have, however, an absolute right to receive payment of the principal of, and premium, if any, and interest on such debt security when due and to institute suit to enforce any such payment. (Section 7.08)

DEFEASANCE

     Except as may otherwise be provided in any applicable prospectus supplement, the indenture provides that we will be discharged from our obligations under the debt securities of a series at any time prior to the stated maturity or redemption thereof when we have irrevocably deposited in trust with the trustee money and/or government securities which through the payment of principal and interest in accordance with their terms will provide sufficient funds, without reinvestment, to repay in full the debt securities of such series. Deposited funds will be in the currency or currency unit in which the debt securities are denominated. Deposited government securities will be direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the debt securities are denominated, and which are not subject to prepayment, redemption or call. Upon such discharge, the holders of the debt securities of such series will no longer be entitled to the benefits of the indenture, except for the purposes of registration of transfer and exchange of the debt securities of such series, and replacement of lost, stolen or mutilated debt securities, and may look only to such deposited funds or obligations for payment. (Sections 11.01 and 11.02)

     For federal income tax purposes, the deposit and discharge may, depending on a variety of factors, result in a taxable gain or loss being recognized by the holders of the affected debt securities. You are urged to consult your own tax advisers as to the specific consequences of such a deposit and discharge, including the applicability and effect of tax laws other than federal income tax laws.

GOVERNING LAW

     The indenture provides that the debt securities and the guarantees will be governed by, and construed, in accordance with, the laws of the Commonwealth of Pennsylvania. (Section 1.13)

GLOBAL SECURITIES

  Book-Entry System

     We may issue the debt securities of a series in whole or in part in the form of a global security that will be deposited with a depositary. The depositary will be The Depository Trust Company ("DTC"), unless otherwise identified in the prospectus supplement relating to the series. A global security may be issued as either a registered or unregistered security and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities in definitive form represented thereby, a global security may not be transferred except as a whole by the depositary for such global security or any nominee thereof to a successor of such depositary or a nominee of such successor. (Section 2.05).

     If DTC is the depositary for a series of debt securities, the series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered global security will be issued for the series of debt securities, in the aggregate principal amount of the series, and will be deposited with DTC. If, however, the aggregate principal amount of the series of debt securities exceeds $400 million, one global security will be issued with respect to each $400 million of principal amount and an additional global security will be issued with respect to any remaining principal amount of the series.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("direct participants") deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of a series of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("beneficial owner") is in turn to be recorded on the direct participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of the direct participants or indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global security or global securities, except in the event that use of the book-entry system for the series of debt securities is discontinued.

     To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has advised us that DTC will have no knowledge of the actual beneficial owners of the global securities, and that DTC's records reflect only the identity of the direct participants to whose accounts global securities are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     To the extent any series of debt securities is redeemable, redemption notices will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed. The applicable prospectus supplement for a series of debt securities will indicate whether such series is redeemable.

     To the extent applicable, neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to any global securities deposited with it. Under its usual procedures, DTC will mail an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the global securities deposited with DTC will be made to Cede & Co., as nominee of DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from the issuer, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not DTC or PNC Funding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) will be the responsibility of the trustee, who unless otherwise indicated in the applicable prospectus supplement, will be PNC Funding's paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to beneficial owners will be the responsibility of direct participants and indirect participants. None of PNC Funding, PNC, the trustee, any paying agent, or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or global securities for any series of debt securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     If DTC is at any time unwilling, unable or ineligible to continue as the depositary and a successor depositary is not appointed by PNC Funding within 90 days, PNC Funding will issue certificated debt securities for each series in definitive form in exchange for each global security. If PNC Funding determines not to have a series of debt securities represented by a global security, which it may do, it will issue certificated debt securities for such series in definitive form in exchange for the global security. In either instance, a beneficial owner will be entitled to physical delivery of certificated debt securities for such series in definitive form equal in principal amount to such beneficial owner's beneficial interest in the global security and to have such certificated debt securities for such series registered in such beneficial owner's name. Certificated debt securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Beneficial interests in the global debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Unless otherwise stated in the relevant prospectus, beneficial owners may elect to hold interests in the debt securities through either DTC (in the United States) or Clearstream Banking S.A., or "Clearstream, Luxembourg" formerly Cedelbank, or through Euroclear Bank S.A. / N.V., as operator of the Euroclear System, or "Euroclear" (in Europe), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

     Clearstream, Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in over 30 countries. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, and may include the underwriters. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream, Luxembourg customers either directly or indirectly.

     Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator has advised us as follows: Under Belgian law, beneficial owners that are credited with securities on the records of the Euroclear Operator have a co-proprietary right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear Operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

     Euroclear has further advised that beneficial owners that acquire, hold and transfer interests in the debt securities by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

     Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

     We have provided the descriptions of the operations and procedures of DTC set forth in "Book-Entry System" and elsewhere herein, and the descriptions of the operations and procedures of DTC, Clearstream, Luxembourg and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. We and the principal paying agent do not take any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream, Luxembourg and Euroclear or their participants directly to discuss these matters.

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the debt securities represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in debt securities represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     Neither we nor the principal paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of debt securities by DTC, Clearstream, Luxembourg, or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the debt securities.

     Distributions on the debt securities held beneficially through Clearstream, Luxembourg, will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions on the debt securities held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

     Any other or differing terms of the depositary arrangement will be described in the prospectus supplement relating to a series of debt securities.

  Clearance and Settlement Procedures

     Unless otherwise mentioned in the relevant prospectus supplement, initial settlement for the debt securities will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

     Because of time-zone differences, credits of the debt securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in the debt securities settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the debt securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures to facilitate transfers of the debt securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

BEARER DEBT SECURITIES

     If we ever issue bearer debt securities, the applicable prospectus supplement will describe all of the special terms and provisions of debt securities in bearer form, and the extent to which those special terms and provisions are different from the terms and provisions that are described in this prospectus, which generally apply to debt securities in registered form, and will summarize provisions of the indenture that relate specifically to bearer debt securities.

REGARDING THE TRUSTEE

     In the ordinary course of business, we may maintain lines of credit with one or more trustees for a series of debt securities and the principal subsidiary banks and other subsidiary banks may maintain deposit accounts and conduct other banking transactions with one or more trustees for a series of debt securities.

TRUSTEE'S DUTY TO RESIGN UNDER CERTAIN CIRCUMSTANCES

     PNC Funding may issue both senior and subordinated debt securities under the indenture. Because the subordinated debt securities will rank junior in right of payment to the senior debt securities, the occurrence of a default under the indenture with respect to the subordinated debt securities or any senior debt securities could create a conflicting interest under the Trust Indenture Act of 1939, as amended, with respect to any trustee who serves as trustee for both senior and subordinated debt securities. In addition, upon the occurrence of a default under the indenture with respect to any series of debt securities the trustee of which maintains banking relationships with PNC Funding or PNC, such trustee would have a conflicting interest under the Trust Indenture Act as a result of such business relationships. If a default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the subordinated debt securities or the senior debt securities. In the event of the trustee's resignation, we will promptly appoint a successor trustee with respect to the affected securities.

                          DESCRIPTION OF COMMON STOCK

     As of the date of the prospectus, PNC is authorized to issue 800,000,000 shares of common stock. At August 31, 2001, PNC had 286,064,492 shares of common stock issued and outstanding and 66,758,275 shares held in treasury.

     The following summary is not complete. You should refer to the applicable provisions of PNC's articles of incorporation, including the statements with respect to shares pursuant to which the outstanding series of preferred stock were issued and an additional series may be issued and to the Pennsylvania Business Corporation Law for a complete statement of the terms and rights of the common stock.

     Holders of common stock are entitled to one vote per share on all matters submitted to shareholders. Holders of common stock have neither cumulative voting rights nor any preemptive rights for the purchase of additional shares of any class of stock of PNC, and are not subject to liability for further calls or assessments. The common stock does not have any sinking fund, conversion or redemption provisions.

     Holders of common stock may receive dividends when declared by the Board of Directors of PNC out of funds legally available to pay dividends. The Board of Directors may not pay or set apart dividends on common stock until dividends for all past dividend periods on any series of outstanding preferred stock have been paid or declared and set apart for payment.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

     - declare or pay any cash dividends on any of its common stock,

     - redeem any of its common stock,

     - purchase or acquire any of its common stock, or

     - make a liquidation payment on any of its common stock.

     In the event of dissolution or winding up of the affairs of PNC, holders of common stock will be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of outstanding preferred stock (including accrued and unpaid dividends thereon) have been made.

     The Board of Directors of PNC may, except as otherwise required by applicable law, cause the issuance of authorized shares of common stock without shareholder approval to such persons and for such consideration as the Board of Directors may determine in connection with acquisitions by PNC or for other corporate purposes.

     The Chase Manhattan Bank, New York, New York, is the transfer agent and registrar for PNC's common stock. The shares of common stock are listed on the New York Stock Exchange under the symbol "PNC." The outstanding shares of common stock are, and the shares offered by this prospectus and the applicable prospectus supplement will be, validly issued, fully paid and nonassessable, and the holders of the common stock are not and will not be subject to any liability as shareholders.

RIGHTS PLAN

     The PNC Board of Directors adopted a shareholder rights plan effective as of May 15, 2000 providing for the distribution of one right for each share of common stock outstanding on May 25, 2000. The rights become exercisable only in the event, with certain exceptions, that an acquiring party accumulates 10% or more of the PNC's voting stock or a party announces an offer to acquire 10% or more of the voting stock. The rights have an exercise price of $180 per right and expire on May 25, 2010. Upon the occurrence of certain events, holders of the rights will be entitled to purchase either PNC common or common equivalent preferred shares or shares in an acquiring entity at half of market value. PNC is entitled to redeem the rights at a value of $0.01 per right at any time until the acquisition of a 10% position in its voting stock. A copy of the Rights Agreement providing for the issuance of the rights is filed as an exhibit to this Registration

Statement. This description should be read together with the Rights Agreement and is qualified in its entirety by reference to that agreement.

OTHER PROVISIONS

     PNC's articles of incorporation and bylaws contain various provisions that may discourage or delay attempts to gain control of PNC. PNC's bylaws include provisions:

     - authorizing the board of directors to fix the size of the board between five and 36 directors,

     - authorizing directors to fill vacancies on the board occurring between annual shareholder meetings, including vacancies resulting from an increase in the number of directors,

     - authorizing only the board of directors, the Chairman of the board, PNC's President and a Vice Chairman of the board to call a special meeting of shareholders, and

     - authorizing a majority of the board of directors to alter, amend, add to or repeal the bylaws.

     PNC's articles of incorporation vest the authority to make, amend and repeal the bylaws in the board of directors, subject to the power of its shareholders to change any such action.

     The Pennsylvania "anti-takeover" statutes allow Pennsylvania corporations to elect to either be covered or not be covered by certain of these statutes. PNC has elected in its bylaws not to be covered by Title 15 of the Pennsylvania consolidated statutes governing "control-share acquisitions" and "disgorgement by certain controlling shareholders following attempts to acquire control." However, the following provisions of Title 15 of the Pennsylvania consolidated statutes apply to PNC:

     - shareholders are not be entitled to call a special meeting (Section
       2521),

     - unless the articles of incorporation provided otherwise, action by shareholder consent must be unanimous (Section 2524),

     - shareholders are not be entitled to propose an amendment to the articles of incorporation (Section 2535),

     - certain transactions with interested shareholders (such as mergers or sales of assets between the company and a shareholder) where the interested shareholder is a party to the transaction or is treated differently from other shareholders require approval by a majority of the disinterested shareholders (Section 2538),

     - a five year moratorium exists on certain business combinations with a 20% or more shareholder (Sections 2551-2556), and

     - shareholders have a right to "put" their shares to a 20% shareholder at a "fair value" for a reasonable period after the 20% stake is acquired (Sections 2541-2547).

     In addition, in certain instances the ability of PNC's board to issue authorized but unissued shares of common stock and preferred stock may have an anti-takeover effect.

     Existence of the above provisions could result in PNC being less attractive to a potential acquiror, or result in PNC shareholders receiving less for their shares of common stock than otherwise might be available if there is a takeover attempt.

                         DESCRIPTION OF PREFERRED STOCK

     This section describes the general terms and provisions of PNC's preferred stock that may be offered by this prospectus. The prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

     We have summarized the material terms and provisions of the preferred stock in this section. We have also filed PNC's articles of incorporation and the form of certificate of preferred stock, which we will refer to as the "certificate of designations" as exhibits to the registration statement. You should read PNC's articles of incorporation and the certificate of designations relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

GENERAL

     The Board of Directors of PNC (the "PNC board") is authorized without further shareholder action to cause the issuance, as of August 31, 2001, of up to 12,563,800 additional shares of preferred stock, including shares of preferred stock reserved for issuance in connection with PNC's shareholder rights plan described above. That preferred stock may be issued in one or more series, each with the preferences, limitations, designations, conversion rights, voting rights, dividend rights, voluntary and involuntary liquidation rights and other rights as the PNC board may determine at the time of issuance.

     The rights of the holders of PNC's common stock are subject to any rights and preferences of the outstanding series of preferred stock and the preferred stock offered in this prospectus. In addition, those rights would be subject to the rights and preferences of any additional shares of preferred stock, or any series thereof, which might be issued in the future.

     The existence of authorized but unissued preferred stock could have the effect of discouraging an attempt to acquire control of PNC. For example, preferred stock could be issued to persons, firms or entities known to be friendly to management.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

     - declare or pay any cash dividends on any of its preferred stock,

     - redeem any of its preferred stock,

     - purchase or acquire any of its preferred stock, or

     - make a liquidation payment on any of its preferred stock.

PREFERRED STOCK OFFERED HEREIN

  General

     The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, the shares of each series of preferred stock will upon issuance rank on a parity in all respects with PNC's currently existing series of preferred stock, described below, and each other series of preferred stock of PNC outstanding at that time. Holders of the preferred stock will have no preemptive rights to subscribe for any additional securities that may be issued by PNC. Unless otherwise specified in the applicable prospectus supplement, The Chase Manhattan Bank, New York, New York, will be the transfer agent and registrar for the preferred stock.

     Because PNC is a holding company, its rights and the rights of holders of its securities, including the holders of preferred stock, to participate in the assets of any PNC subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred shareholders, except to the extent PNC may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary.

     PNC may elect to offer depositary shares evidenced by depositary receipts. If PNC so elects, each depositary share will represent a fractional interest (to be specified in the prospectus supplement relating to the particular series of preferred stock) in a share of a particular series of the preferred stock issued and deposited with a depositary (as defined below). For a further description of the depositary shares, you should read "Description of Depositary Shares" below.

  Dividends

     The holders of the preferred stock will be entitled to receive dividends, if declared by the PNC board or a duly authorized committee thereof. The applicable prospectus supplement will specify the dividend rate and dates on which dividends will be payable. The rate may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. PNC will pay dividends to the holders of record as they appear on the stock books of PNC on the record dates fixed by the PNC board or a duly authorized committee thereof. PNC may pay dividends in the form of cash, preferred stock (of the same or a different series) or common stock of PNC, in each case as specified in the applicable prospectus supplement.

     The applicable prospectus supplement will also state whether dividends on any series of preferred stock are cumulative or noncumulative. If the PNC board does not declare a dividend payable on a dividend payment date on any noncumulative preferred stock, then the holders of that preferred stock will not be entitled to receive a dividend for that dividend period, and PNC will have no obligation to pay the dividend for that dividend period even if the PNC board declares a dividend on that series payable in the future.

     The PNC board will not declare and pay a dividend on the common stock or on any class or series of stock of PNC ranking subordinate as to dividends to a series of cumulative preferred stock (other than dividends payable in common stock or in any class or series of stock of PNC ranking subordinate as to dividends and assets to such series), until PNC has paid in full dividends (to the extent cumulative) for all past dividend periods on all outstanding shares of such series. If PNC does not pay in full dividends for any dividend period on all shares of preferred stock ranking equally as to dividends, all such shares will participate ratably in the payment of dividends for that period in proportion to the full amounts of dividends to which they are entitled.

  Voting

     Except as provided in this prospectus or in the applicable prospectus supplement, or as required by applicable law, the holders of preferred stock will not be entitled to vote. Except as otherwise required by law or provided by the PNC board and described in the applicable prospectus supplement, holders of preferred stock having voting rights and holders of common stock vote together as one class. Holders of preferred stock do not have cumulative voting rights.

     If, at the time of any annual meeting of PNC shareholders, PNC has not paid, or declared and set apart for payment, dividends on all outstanding shares of preferred stock in an amount equal to six quarterly dividends at the rates payable upon such shares, the number of directors of PNC will be increased by two at the first annual meeting of shareholders held thereafter, and the holders of all outstanding preferred stock voting together as a class will be entitled to elect those two additional directors at that annual meeting. After PNC pays the full amount of dividends to which the holders of preferred stock are entitled, the terms of the two additional directors will end, the number of directors of PNC will be reduced by two, and such voting right of the holders of preferred stock will end.

     Unless PNC receives the consent of the holders of at least two-thirds of the outstanding shares of preferred stock of all series, PNC will not:

     - create or increase the authorized number of shares of any class of stock ranking as to dividends or assets senior to the preferred stock, or

     - change the preferences, qualifications, privileges, limitations, restrictions or special or relative rights of the preferred stock in any material respect adverse to the holders of the preferred stock.

     If any change to the rights of the preferred stock will affect any particular series materially and adversely as compared to any other series of preferred stock, PNC first must obtain the consent of the holders of at least two-thirds of the outstanding shares of that particular series of preferred stock.

     The holders of the preferred stock of a series will not be entitled to participate in any vote regarding a change in the rights of the preferred stock if PNC makes provision for the redemption of all the preferred stock of such series. See "Redemption by PNC" below. PNC is not required to obtain any consent of holders of preferred stock of a series in connection with the authorization, designation, increase or issuance of any shares of preferred stock that rank junior or equal to the preferred stock of such series with respect to dividends and liquidation rights.

     Under interpretations adopted by the Federal Reserve or its staff, if the holders of preferred stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described above, that series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over PNC) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, when the series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire more than 5% of that series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 10% or more of that series.

  Liquidation of PNC

     In the event of the voluntary or involuntary liquidation of PNC, the holders of each outstanding series of preferred stock will be entitled to receive liquidating distributions before any distribution is made to the holders of common stock or of any class or series of stock of PNC ranking subordinate to that series, the amount fixed by the PNC board for that series and described in the applicable prospectus supplement, plus, if dividends on that series are cumulative, accrued and unpaid dividends.

  Redemption by PNC

     PNC may redeem the whole or any part of the preferred stock at the times and at the amount for each share set forth in the applicable prospectus supplement.

     PNC may acquire preferred stock from time to time at the price or prices that PNC determines. If cumulative dividends, if any, payable for all past quarterly dividend periods have not been paid, or declared and set apart for payment, in full, PNC may not acquire preferred stock except in accordance with an offer made in writing or by publication to all holders of record of shares of preferred stock.

  Conversion

     The prospectus supplement may set for the rights, if any, for a holder of preferred stock to convert that preferred stock into common stock or any other class of capital securities of PNC.

PREFERRED STOCK CURRENTLY OUTSTANDING

     At August 31, 2000, PNC had five series of preferred stock outstanding:

     - 9,868 shares of $1.80 Cumulative Convertible Preferred Stock, Series A ("preferred stock-A"),

     - 2,963 shares of $1.80 Cumulative Convertible Preferred Stock, Series B ("preferred stock-B"),

     - 215,591 shares of $1.60 Cumulative Convertible Preferred Stock, Series C ("preferred stock-C"),

     - 296,585 shares of $1.80 Cumulative Convertible Preferred Stock, Series D ("preferred stock-D"), and

     - 4,099,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F ("preferred stock-F").

     All shares of a former series of preferred stock, designated as $2.60 Cumulative Non Voting Preferred Stock, Series E, have been redeemed and restored to the status of authorized but unissued preferred stock. In connection with PNC's shareholders rights plan described above, PNC has issued rights attached to its common stock that, once exercisable, will allow the holder of each share of common stock to purchase from PNC one one-thousandth of a share of Series G Junior Participating Preferred Stock ("preferred stock-G"). To date, we have not issued any preferred stock-G.

     Holders of outstanding preferred stock are entitled to cumulative dividends at the annual rates set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," which are payable quarterly when and as declared by the Board of Directors of PNC. The Board of Directors may not pay or set apart dividends on common stock until dividends for the current period and all past dividend periods on all series of outstanding preferred stock have been paid or declared and set apart for payment.

     Holders of outstanding preferred stock, other than preferred stock-F, are entitled to a number of votes equal to the number of full shares of common stock into which their preferred stock is convertible. Holders of outstanding preferred stock currently are entitled to the conversion privileges set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock."

     In the event of a liquidation of PNC, holders of outstanding preferred stock are entitled to receive the amounts set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," plus all dividends accrued and unpaid thereon, before any payments are made with respect to common stock.

     Preferred stock-A, preferred stock-C and preferred stock-D are redeemable at any time at the option of PNC at redemption prices equal to the respective liquidation preference amounts stated above, plus accrued and unpaid dividends, if any. Preferred stock-B is not redeemable. Prior to September 30, 2001, preferred stock-F is not redeemable, except in limited circumstances by PNC. On and after September 30, 2001, preferred stock-F is redeemable at the option of PNC at its liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. On August 23, 2001, PNC provided notice to holders of the outstanding shares of preferred stock-F that it has called the preferred stock-F for redemption on October 4, 2001.

     All outstanding series of preferred stock, other than preferred stock-F, are convertible (unless called for redemption and not converted within the time allowed therefor), at any time at the option of the holder. No adjustment will be made for dividends on preferred stock converted or on common stock issuable upon conversion. The conversion rate of each series of convertible preferred stock will be adjusted in certain events, including payment of stock dividends on, or splits or combinations of, the common stock or issuance to holders of common stock of rights to purchase common stock at a price per share less than 90% of current market price as defined in the articles of incorporation of PNC. Appropriate adjustments in the conversion provisions also will be made in the event of certain reclassifications, consolidations or mergers or the sale of substantially all of the assets of PNC. Preferred stock-F is not convertible into shares of common stock or any other security of PNC.

     Preferred stock-A, preferred stock-B and preferred stock-F are currently traded in the over-the-counter market. Preferred stock-C and preferred stock-D are listed and traded on the New York Stock Exchange. The Chase Manhattan Bank, New York, New York, is transfer agent and registrar for all outstanding series of preferred stock.

                SUMMARY OF CERTAIN KEY TERMS OF PREFERRED STOCK

----------------------------------------------------------------------------------------------------
                 ANNUAL
              DIVIDEND RATE                           VOTING RIGHTS
 PREFERRED      (PAYABLE     CUMULATIVE  CONVERSION     (BASED ON      LIQUIDATION
   SERIES      QUARTERLY)    DIVIDENDS      RATE     CONVERSION RATE)  PREFERENCE      REDEEMABLE
----------------------------------------------------------------------------------------------------
     A            $1.80          Y          1:8             Y           $40/share          Y
----------------------------------------------------------------------------------------------------
     B            $1.80          Y          1:8             Y           $40/share          N
----------------------------------------------------------------------------------------------------
     C            $1.60          Y         2.4:4            Y           $20/share          Y
----------------------------------------------------------------------------------------------------
     D            $1.80          Y         2.4:4            Y           $20/share          Y
----------------------------------------------------------------------------------------------------
     F        - 6.05% per        N          N/A      N, except in       $50/share   Y, but not prior
                year                                 limited                        to 9/30/01,
                through                              circumstances                  except in
                9/29/01                                                             limited
                                                                                    circumstances.
              - between                                                             Called for
                6.55% and                                                           redemption on
                12.55%                                                              10/4/01.
                thereafter
                (indexed to
                certain
                market
                indices)
----------------------------------------------------------------------------------------------------
     G        None Currently Outstanding
----------------------------------------------------------------------------------------------------

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     PNC may, at its option, elect to offer fractional interests in the preferred stock, rather than whole shares of preferred stock. If PNC does, PNC will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of the preferred stock. We will specify that fraction in the prospectus supplement.

     The shares of any series of the preferred stock underlying the depositary shares will be deposited under a deposit agreement between PNC and a depositary selected by PNC. The depositary will be a bank or trust company and will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. PNC will issue depositary receipts to those persons who purchase the fractional shares in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

     If PNC makes a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with the approval of PNC, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     Whenever PNC redeems shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as may be determined by the depositary.

     Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of these depositary shares will cease, except the right to receive any money or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The depositary will try, insofar as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and PNC will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

CONVERSION OF PREFERRED STOCK

     If a series of the preferred stock underlying the depositary shares is convertible into shares of PNC's common stock or any other class of capital securities of PNC, PNC will accept the delivery of depositary receipts to convert the preferred stock using the same procedures as those for delivery of certificates for the preferred stock. If the depositary shares represented by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt or depositary receipts for the depositary shares not to be converted.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     PNC and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. PNC or the depositary may terminate the deposit agreement only if
(i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up of PNC.

CHARGES OF DEPOSITARY

     PNC will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. PNC will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to PNC notice of its election to do so. PNC may remove the depositary at any time. Any such resignation or removal will take effect only upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The depositary will forward to the holders of depositary shares all reports and communications from PNC that PNC delivers to the depositary and that PNC is required to furnish to the holders of the preferred stock.

     Neither the depositary nor PNC will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of PNC and the depositary under the deposit agreement will be limited to performance in good faith of their respective duties under the deposit agreement. They will not be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons they believe to be competent and on documents they believe to be genuine.

                            DESCRIPTION OF WARRANTS

     PNC may issue warrants to purchase common stock, preferred stock or depositary shares. PNC Funding may issue warrants to purchase debt securities. We may issue warrants independently of or together with any other securities, and the warrants may be attached to or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrant of such series and will not assume any obligation or relationship of agency for or with holders of beneficial owners of warrants. The following

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sets forth certain general terms and provisions of the warrants that we may offer. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DEBT WARRANTS

     The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

     - the title of the debt warrants,

     - the offering price for the debt warrants, if any,

     - the aggregate number of the debt warrants,

     - the designation and terms of the debt securities purchasable upon exercise of the debt warrants,

     - if applicable, the designation and terms of the securities with which the debt warrants are issued and the number of debt warrants issued with each of these securities,

     - if applicable, the date after which the debt warrants and any securities issued with the warrants will be separately transferable,

     - the principal amount of debt securities purchasable upon exercise of a debt warrant and the purchase price,

     - the dates on which the right to exercise the debt warrants begins and expires,

     - if applicable, the minimum or maximum amount of the debt warrants that may be exercised at any one time,

     - whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form,

     - information with respect to any book-entry procedures,

     - the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable,

     - if applicable, a discussion of certain United States federal income tax considerations,

     - any antidilution provisions of the debt warrants,

     - any redemption or call provisions applicable to the debt warrants, and

     - any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

STOCK WARRANTS

     The applicable prospectus supplement will describe the terms of any stock warrants, including the following:

     - the title of the stock warrants,

     - the offering price of the stock warrants,

     - the aggregate number of the stock warrants,

     - the designation and terms of the common stock, preferred stock or depositary shares that are purchasable upon exercise of the stock warrants,

     - if applicable, the designation and terms of the securities with which the stock warrants are issued and the number of such stock warrants issued with each such security,

     - if applicable, the date after which the stock warrants and any securities issued with the warrants will be separately transferable,

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     - the number of shares of common stock, preferred stock or depositary shares purchasable upon exercise of a stock warrant and the purchase price,

     - the dates on which the right to exercise the stock warrants begins and expires,

     - if applicable, the minimum or maximum amount of the stock warrants which may be exercised at any one time,

     - the currency, currencies or currency units in which the offering price, if, any, and the exercise price are payable,

     - if applicable, a discussion of certain United States federal income tax considerations,

     - any antidilution provisions of the stock warrants,

     - any redemption or call provisions applicable to the stock warrants, and

     - any additional terms of the stock warrants, including terms, procedures and limitations relating to the exchange and exercise of the stock warrants.

                           CERTAIN TAX CONSIDERATIONS

     PNC Funding will be required to withhold the Pennsylvania Corporate Loans Tax from interest payments on debt securities held by or those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of trusts held for a resident beneficiary. The tax, at the current annual rate of four mills on each dollar of nominal value ($4.00 per $1,000), will be withheld, at any time when it is applicable, from each interest payment to taxable holders of debt securities. The debt securities will be exempt, under current law, from personal property taxes imposed by political subdivisions in Pennsylvania.

     Holders of securities should consult their tax advisors as to the applicability to the securities and interest and dividends payable thereon of federal, state and local taxes and of withholding on interest and dividends.

                              PLAN OF DISTRIBUTION

     PNC Funding may offer and sell debt securities and warrants being offered by use of this prospectus:

     - through underwriters,

     - through dealers,

     - through agents,

     - directly to purchasers, or

     - through or in connection with hedging transactions.

     PNC may offer and sell common stock, preferred stock, depositary shares and warrants being offered by use of this prospectus:

     - through underwriters,

     - through dealers,

     - through agents,

     - directly to purchasers, or

     - through or in connection with hedging transactions.

     The applicable prospectus supplement will name any underwriters in connection with offered debt securities, common stock, preferred stock, depositary shares and warrants and will set forth any underwriting compensation paid to such underwriters. Underwritten offerings may involve underwriting syndicates represented by managing underwriters, or underwriters without a syndicate.

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     The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters or agents acting on PNC's behalf may receive compensation from PNC Funding, PNC or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

     Under agreements which may be entered into with us, underwriters, dealers and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and to contributions from us in respect of such liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, PNC Funding and/or PNC will authorize the underwriters or other persons acting as PNC Funding's agents and/or PNC's agents to solicit offers by certain institutions to purchase debt securities or warrants from PNC Funding and/or common stock, preferred stock, depositary shares or warrants from PNC pursuant to contracts providing for payment and delivery on a future date or dates stated in the applicable prospectus supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by PNC Funding or PNC. The obligations of any purchaser under any such contract will not be subject to any conditions, except that (1) the purchase of the debt securities, the common stock, the preferred stock, the depositary shares or the warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if debt securities or common stock, preferred stock, depositary shares or warrants are also being sold to underwriters, PNC Funding or PNC shall have sold to such underwriters the debt securities or the common stock or the preferred stock not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Following the initial distribution of an offering of securities, PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and other affiliates of ours may offer and sell those securities in secondary market transactions. PNC Capital Markets, Inc., J.J.B. Hilliard, W.L. Lyons, Inc. and other affiliates of ours may act as a principal or agent in these transactions. This prospectus and the applicable prospectus supplement will also be used in connection with these transactions. Sales in any of these transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale.

     The offer and sale of the securities by an affiliate of ours will comply with the requirements of Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc. regarding underwriting of securities of an affiliate. No NASD member participating in offers and sales will exercise a transaction in the securities in a discretionary account without the prior specific written approval of such member's customer.

     Underwriters or agents and their associates may be customers of (including borrowers from), engage in transactions with, and/or perform services for us and/or the trustee in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the securities will be passed upon for us by Thomas R. Moore, Esq., Senior Counsel and Corporate Secretary of PNC, One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222. Mr. Moore beneficially owns, or has rights to acquire, an aggregate of less than 1% of PNC's common stock. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

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                                    EXPERTS

     The consolidated financial statements of PNC incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated by reference in this registration statement, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of independent auditors pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

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